15027216

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38066

SEC MAIL PROCESSING SECTION RECEIVED WASH D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/14 (MM/DD/YY) AND ENDING 03/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

KJM SECURITIES, INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

48 SAGAMORE ROAD, #29
(No. and Street)

BRONXVILLE (City) NEW YORK (State) 10708-1534 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KOSTA J. MOUSTAKAS, PRESIDENT (914) 793-7043
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

250 West 57TH Street, Suite 1632 (Address) New York (City) New York (State) 10107 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED JUN 22 2015 REGISTRATIONS BRANCH 17

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Kosta J. Moustakas, President**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **KJM Securities, Inc., (Company)**, as of **March 31, 2015**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARK F. SHKRELI
Notary Public, State of New York
No. 03-4996849
Qualified in Bronx County
Cert. Filed in Westchester County
Commission Expires 06/26/18

Kosta J. Moustakas, President

Sworn and subscribed to before me this 18 day of June, 2015

		Report of Independent Registered Public Accounting Firm.	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Stockholder's Equity.	5
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors. (not applicable).	
(x)		Notes to Financial Statements.	6-7
(x)	(g)	Computation of Net Capital	8
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (not applicable)	
( )	(j)	A Reconciliation, including appropriate explanations of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (not applicable)	
(x)	(l)	An Oath or Affirmation.	
(x)	(m)	A Copy of the SIPC Supplemental Report.	9-10
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.	
(x)	(o)	Review report on management's assertion letter regarding (k)(2)(ii) exemption.	11
(x)	(p)	Management's assertion letter regarding (k)(2)(ii) exemption.	12

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
KJM Securities, Inc.

We have audited the accompanying financial statements of KJM Securities, Inc., (the "Company") (a New York company), which comprise the statement of financial condition as of March 31, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of KJM Securities, Inc. as of March 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. This supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
June 8, 2015

Registered with the Public Company Accounting Oversight Board
Member of the American Institute of Certified Public Accountants

KJM SECURITIES, INC
BALANCE SHEET
MARCH 31, 2015

ASSETS

Cash	$ 21,593
Other receivable	473
Total Assets	$ 22,066

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 11,586
Total Liabilities	11,586
Stockholder's Equity:	
Common stock - $.01 par value	
10,000 shares authorized, issued and outstanding	100
Additional paid-in capital	9,900
Retained earnings	480
Total Stockholder's Equity	10,480
Total Liabilities and Stockholder's Equity	$ 22,066

The accompanying notes are an integral part of these financial statements.

KJM SECURITIES, INC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2015

Revenues:	
Commissions and fees	$ 709,658
Total Revenues	709,658
Costs and Expenses:	
Commissions/compensation and benefits	645,134
Rent	28,434
Utilities	13,214
Insurance	3,721
Travel	5,524
Regulatory fees	7,161
Professional fees	2,000
Office supplies and expenses	10,332
SIPC fee	1,671
NYS Corporation Taxes	205
Total Costs and Expenses	717,396
Net Operating Loss	(7,738)
Interest income	6
Net Loss	$ (7,732)

The accompanying notes are an integral part of these financial statements.

KJM SECURITIES, INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2015

Cash Flows Used By Operating Activities:		
Net Loss	$	(7,732)
Adjustment to reconcile net loss to net cash (used) by operating activities:		
Changes in operating assets and liabilities:		
Decrease in other receivable		13,663
(Decrease) in accounts payable and accrued expenses		(7,156)
(Decrease) in payable to clearing broker		(34)
Net cash (used) by operating activities		(1,259)
Cash flows from investing activities:		
Net cash (used) by investing activities		-
Cash flows from financing activities:		
Net cash provided by financing activities		-
Net decrease in cash		(1,259)
Cash at beginning of year		22,852
Cash at end of year	$	21,593
Supplemental disclosures of cash flow information:		
Cash paid during the period for:		
Income taxes	$	205

The accompanying notes are an integral part of these financial statements.

KJM SECURITIES, INC
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2015

	Common Stock	Additional Paid-in Capital	Retained earnings	Total Stockholder's Equity
Balances, April 1, 2014	$ 100	$ 9,900	$ 8,212	$ 18,212
Net Loss	-	-	(7,732)	(7,732)
Balances, March 31, 2015	$ 100	$ 9,900	$ 480	$ 10,480

The accompanying notes are an integral part of these financial statements.

KJM SECURITIES, INC
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2015

1. **ORGANIZATION AND NATURE OF BUSINESS**

KJM Securities, Inc. (Company) was incorporated on October 16, 1986 in the State of New York as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company has adopted March 31 as its year end.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to agreements between the Company and National Financial Services LLC (NFS), all securities transactions of the Company are cleared and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules are carried by NFS.

2. **SIGNIFICANT ACCOUNTING POLICIES**

Revenue Recognition

The Company's financial statements are prepared using the accrual method of accounting.

The Company receives commission income in accordance with the terms of an agreement with the clearing agent. Commission income is recognized on the settlement date of purchase or sales transaction.

Fees are recognized when services are completed and the revenues are reasonably determined, unless the service is rendered on a contingent fee basis, in which case revenues are recognized upon satisfaction of the contingency.

Use of Estimates

The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at March 31, 2015, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Income Taxes

The Company complies with FASB ASC 741-10-1 through 25 (formerly SFAS No. 109, "Accounting for Income Taxes") which require an asset and liability approach to the financial accounting and reporting for income taxes.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2015 the Company had net capital of $10,480 which was $5,480 in excess of its required minimum capital requirement.

4. CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

5. COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company sub-leases office space in the Village of Bronxville, New York from Gramgar, Inc., a related party, under an operating lease. The Company paid $28,434 to Gramgar, Inc. during the year ending March 31, 2015.

6. CONCENTRATION OF CREDIT RISK

Financial instruments which potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains its cash in financial institutions insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000.

The Company has not experienced any losses in such accounts.

7. SUBSEQUENT EVENTS

Subsequent events have been evaluated through June 8, 2015, which is the date the financial statements were available to be issued.

KJM SECURITIES, INC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2015

NET CAPITAL:		
Total stockholder's equity	$	10,480
Deductions and/or charges:		
Non-allowable assets:		-
Net capital before haircuts on securities positions		10,480
Haircuts on securities positions		
Net Capital	$	10,480
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	11,586
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	5,000
Excess net capital	$	5,480
Net capital less greater of 10% of total AI or 120% of minimum net capital	$	4,480
Ratio: Aggregate indebtedness to net capital is		111%

The difference between the computation of net capital as computed above and as reported by the Company in Part IIA of Form X-17a-5 as of March 31, 2015 is attributable to the following:

Net capital was report by Company	$	12,502
Adjustment of accounts payable		(1,259)
Adjustment of cash balance		(763)
Net capital per audited report	$	10,480

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

Independent Accountants Agreed-Upon Procedures Report on
Schedule of Assessments and Payments (Form SIPC-7)

To the Board of Directors of
KJM Securities, Inc

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2015, which were agreed to by KJM Securities, Inc and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating KJM Securities, Inc's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). KJM Securities, Inc's management is responsible for the KJM Securities, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2015 as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we

performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
June 8, 2015

SIPC-6 (34-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Payment Form

For the first half of the fiscal year ending ____________, 20__
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-6 (34-REV 7/10)

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-038066 FINRA MAR 8/21/1987
KJM SECURITIES INC
BOX 734
BRONXVILLE, NY 10708

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General assessment payment for the first half of the fiscal year (item 2e from page 2) $ 408

1. Less prior year overpayment applied as reflected on SIPC-7 if applicable ( )

2. Assessment balance due 408

B. Interest computed on late payment (see instruction E) for 15 days at 20% per annum 4

C. Total assessment and interest due $ 412

D. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as C above) $ 412

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KJM Securities Inc
(Name of Corporation, Partnership or other organization)

Dated the 25 day of November, 2014.

[signature]
(Authorized Signature)

President CEO
(Title)

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

beginning ________, and ending 9-30, 20 14

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 203,826

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. —

(2) Net loss from principal transactions in securities in trading accounts. —

(3) Net loss from principal transactions in commodities in trading accounts. —

(4) Interest and dividend expense deducted in determining item 2a. —

(5) Net loss from management of or participation in the underwriting or distribution of securities. —

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. —

(7) Net loss from securities in investment accounts.

Total additions 203 826

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. 40,650

(2) Revenues from commodity transactions. —

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. —

(4) Reimbursements for postage in connection with proxy solicitation. —

(5) Net gain from securities in investment accounts. —

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. —

(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). —

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): —

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $ —

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $ —

Enter the greater of line (i) or (ii) —

Total deductions 40,650

2d. SIPC Net Operating Revenues $ 167,176

2e. General Assessment @ .0025 $ 408

(to page 1, line 2.A.)

KJM SECURITIES INC CRD# 20277 SEC 8-038066 **1156**
01-14
48 SAGAMORE RD #29
BRONXVILLE, NY 10708-1534

1-1367/260
417

DATE 11/25/14

PAY TO THE ORDER OF Securities Investor protection Corp $ 412 00

Four Hundred Twelve — 00/ Cents DOLLARS

TD Bank
America's Most Convenient Bank®

412

FOR 408 plus 4 Inter

Kosta J Moustakis MP

⑈001156⑈ ⑆026013673⑆ 4301318394⑈

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 3/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

038066 FINRA MAR
KJM SECURITIES INC
PO BOX 734
BRONXVILLE NY 10708-0734

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1667

B. Less payment made with SIPC-6 filed (exclude interest) (408)

Date Paid ______

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 1259

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1259

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KJM Securities Inc
(Name of Corporation, Partnership or other organization)

Kosta Moustakas
(Authorized Signature)

Pres / CEO
(Title)

Dated the 29 day of MAY, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 4/1/2014 and ending 3/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 726441
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	53560
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	6208
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	59768
2d. SIPC Net Operating Revenues	$ 666673
2e. General Assessment @ .0025	$ 1667
	(to page 1, line 2.A.)

KJM SECURITIES INC
48 SAGAMORE RD APT 29
BRONXVILLE, NY 10708-1534

01-14 CRD# 20277 SEC 8-038066

1020

1-1367/260
417

DATE 5/24/15

PAY TO THE ORDER OF Securities Investors Protection Corp $1,259 00

One Thousand Two Hundred Fifty Nine —00/100 cents DOLLARS

TD Bank
America's Most Convenient Bank®

4-1-14

FOR 1259 period ending 3/31/15

⑈001020⑈ ⑆026013673⑆ 4301318378⑈

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REVIEW REPORT ON MANAGEMENT'S ASSERTION LETTER

To the Board of Directors of
KJM Securities, Inc.

We have reviewed management's statements, included in the accompanying management assertion letter, in which (1) KJM Securities Inc (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that KJM Securities Inc met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
June 8, 2015

KJM Securities, Inc
48 Sagamore Road
Suite 29
Bronxville, NY 10708

Assertions Regarding Exemption Provisions

We, as members of management of KJM Securities, Inc ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending April 1, 2014 through March 31, 2015.

KJM Securities, Inc

By: Kosta J. Moustakas

Kosta J. Moustakas, President

June 8, 2015